UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                         -----------------------
                                                            SEC FILE NUMBER
                                                                 1-3122
                                                         -----------------------
                                                         -----------------------
                                                              CUSIP NUMBER
                                                                676346109
                                                         -----------------------

(Check One): |_| Form 10-K |_| Form 20-F |X| Form 11-K |_| Form 10-Q |_| Form N-SAR

               For Period Ended: December 31, 2001
                                 -----------------
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the commission has verified any information contained herein.
--------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------


PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant:

                    Covanta Energy Group Profit Sharing Plan
--------------------------------------------------------------------------------
Former Name if Applicable:

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                                  40 Lane Road
--------------------------------------------------------------------------------
City, State and Zip Code

                               Fairfield, NJ 07004
--------------------------------------------------------------------------------



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, -SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Covanta Energy Group Profit Sharing Plan is unable to file its Annual Report on Form 11-K within the prescribed time period without unreasonable effort and expense due to delays relating to Covanta Energy Corporation's (the "Company") increased reporting requirements as a result of the Company's recent Chapter 11 filings in the United States Bankruptcy Court for the Southern District of New York.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      William J. Keneally               (973)                    882-7070
      -------------------               -----                    --------
            (Name)                   (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------

                    Covanta Energy Group Profit Sharing Plan
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 28, 2002                       By: /s/ William J. Keneally
                                               -----------------------
                                               William J. Keneally
                                               Vice President and
                                               Chief Accounting Officer
                                               Covanta Energy Corporation